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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1993
                                       or
[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the transition period from ______________ to _________________

Commission File No. 1-7377

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Seafirst Corporation
                          Employee Matched Savings Plan
                          c/o Seafirst Corporation
                          800 Fifth Avenue Plaza Building
                          Seattle, Washington  98104

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          BankAmerica Corporation
                          Bank of America Center
                          555 California Street
                          San Francisco, California  94104

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Committee of the Seafirst Corporation Employee Matched


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Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         June 20, 1994

                                           SEAFIRST CORPORATION
                                           EMPLOYEE MATCHED SAVINGS PLAN



                                           By     /s/ Larry Ogg
                                              ---------------------------------
                                                  Larry Ogg, Chair of
                                                  Employee Benefit Committee


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[The financial statements and supplemental schedules normally appearing here have been filed with the Securities & Exchange Commission in paper format under cover of Form SE dated June 20, 1994.]
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                               INDEX TO EXHIBITS


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EXHIBIT NO.                                                         PAGE
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   23.1                   Consent of Ernst & Young                   5
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